EXHIBIT 6(P)
                               Twiz Studios, Inc.
                              7 Blossom Heath Ave.
                               Lynbrook, NY 11563
                                 (516) 887-0633


                 Production agreement/working contract between:
           Twiz Studios, Inc, 7 Blossom Heath Ave., Lynbrook, NY 11563
                                       and
          SearchHelp, 1055 Stewart Avenue, Suite 12 Bethpage, NY 11714



The following agreement will pertain to animations, audio effect, still drawings, screensavers, and Microsoft Agent interfacing of the product character named as "Spike" representing the product named "S.P.I.K.E." (an internet and child monitoring software program).

Twiz Studios, Inc., herein referred to as Twiz will provide the following services to SearchHelp, a company acting as the coordinative production agent for Spike:

Twiz will create and animate character scenarios indicative of the personality expressions of Spike in response to certain user performed software events. Animation construction will consist of two (2) dimensional character representations encompassing the usage of a Microsoft Windows base color palette of sixteen (16) colors. Such animations will be of a free-floating and movable type as represented by the capacity of Microsoft Agent. An example of such animation and screen geography positioning can be compared to the product known as Bonzai Buddy found at the URL: http://www.bonzi.com/bonzibuddy/bonzibuddyfreehom.asp
-----------------------------------------------------

Twiz will provide a simple animation to be used in the "Spike" browser indicating that Spike is searching for a URL.

Additionally Twiz will provide the option of animated screensaver(s) and an opening splash animation screen to the "Spike" application's launch.

ATTACHMENT SCHEDULE (A) - Task details, fees and deposits where requested. Schedule (A) represents an itemized checklist of tasks. Each task contains a description and a signature line. It is understood mutually by the above contracted parties that all tasks may not be required to be fulfilled upon signing of this agreement and that such tasks may be processed at a later date upon based on the outlined understandings mentioned above. Additionally each task issued to Twiz from Schedule (A) will be processed with in accordance to attachment Schedule (B) representing the timeline/deadline to process each task.

ATTACHMENT SCHEDULE (B) - Timeline/deadline for each task represented in Schedule (A)



---------------------------                 ---------------------------
Twiz Studios, Inc.                          SearchHelp, Inc.

Date: August 6, 2002                        Date: August 7, 2002

                               TWIZ STUDIOS, INC.
                              7 Blossom Heath Ave.
                               Lynbrook, NY 11563
                                 (516) 887-0633


                        SCHEDULE (A) - PRODUCTION AGENDA


SPKE ANIMATIONS
---------------

Presently there are five (5) events outlined for animation integration to `Spike' through MS Agent. Animation will be free floating and moveable within the `Spike' application. The following descriptions will outline the animation to limited detail.

AGENT ANIMATION 1 - Welcome animation
This animation is triggered upon an appropriate program event to `greet Spike'. Similar in style to the opening Paperclip animation in MS Word upon first entering the MS Word Program. The animation will be pleasant yet depict an understanding that `Spike' will be going `on duty'. `Spike' will come forward in some greeting style fashion, bark, etc.

AGENT ANIMATION 2 - Page Aborted
This animation is triggered upon the `Spike Browser' accessing an illegal page or action according to the parameter settings of software. A mild disapproval feeling will be focused on here without becoming overpowering in its message.

AGENT ANIMATION 3 - Page Approval
This animation is triggered upon the `Spike Browser' accessing a legal page or action according to the parameter settings of software. An approval action such as `Spike' acting happy or mildly excited without loosing his `watch-dog' posture.

AGENT ANIMATION 4 - Log Off / Close `Spike' Application
Upon closing the application or hiding `Spike', an animation indicating `Spikes' departure will be triggered.

AGENT ANIMATION 5 - Mixed Idle Sequences
During idle browser time `Spike' will perform various actions indicating slight boredom, waiting, subtle tricks to get attention, fall asleep, bark, etc.

In addition to the above animations the following will be also rendered.
    1) A small AVI file (Windows movie) that will be utilized with the `Spike Browser' to indicate that `Spike' is searching for a website. Animation description is yet to be determined/approved by SearchHelp. Ex) `Spike's' head with his eyes moving back and forth, indicating he is searching for a site.
    2) A Windows screensaver that can be installed with the installation of the `Spike' Application. This screensaver will be constructed from elements that are created to render the above animations.

All animation will utilize various techniques to express a dog's personality as well as depict the character of `Spike'. When necessary, some standards of prop usage within animations will be implemented. These include the possibilities of a doghouse, bones, Frisbees and a ball.

All animations will be represented before rendering in storyboard format for client approval and sign-off before rendering to animation. Time length of animations will also be During the process of rendering drawings/animations Twiz will provide a consistent status review of `Spike' progress by making works in progress available via the Twiz website, telephone communications and or physical meetings when necessary.

Twiz requests a $3200.00 deposit of the total amount indicated below to complete project to a storyboard approved state. At the time of sign-off approvals for storyboards, Twiz would request a second payment of $3200, the balance of $3200 being paid after completion of the total project. Twiz understands that the product desired deadline is September 15, 2002. The following fee represents tasks as presented:

     1)    Creative process of the `Spike' personality
     2)    Storyboard sequence of animations
     3)    Drawings/Renderings of storyboards to animations
     4)    Sound digitization/editing
     5)    ScreenSaver
     6)    Search AVI file
     7)    Integration of animations to MS Agent software

Twiz will utilize three (3) or more of its personnel to develop `Spike'.


TOTAL FEE:  $9600.00


Note: It is understood that the above work contract/agreement will also serve as a client protected interest to Twiz Studios, Inc. and therefore be treated with standard understandings of non-disclosure agreements between parties in that:
Twiz will not discuss the `Spike' product with outside parties other than those contracted to the `Spike' project and or development of `Spike' software.

Twiz would also seek as a professional courtesy a small tagging credit perhaps in the product startup screen that reads in similar phrasing to: "Spike animations: Twiz Studios, Inc. - www.twizstudios.com".